Exhibit 99.1

NEWS RELEASE

Orano Canada and Denison Announce SABRE 1st Production at McClean Lake

Saskatoon, SK - July 17, 2025. Orano Canada Inc. (“Orano Canada”) and Denison Mines Corp. (“Denison”) (TSX: DML, NYSE American: DNN), as joint-venture partners in the McClean Lake Joint Venture (“MLJV”), are pleased to announce the successful start of uranium mining operations using the joint venture’s patented Surface Access Borehole Resource Extraction (“SABRE”) mining method. Orano Canada owns a 77.5% interest and is the operator of the MLJV and Denison owns a 22.5% interest.

SABRE mining of the McClean North uranium deposit (“McClean North”) commenced in June with approximately 250 tonnes of high-grade ore (+10% U3O8) estimated to have been recovered from the first mining cavity. Orano Canada also reports that it has successfully backfilled the first cavity, advanced the SABRE rig to the planned second mining cavity, and commenced processing of the recovered ore at the McClean Lake mill.

Xavier Saint Martin Tillet, President of Orano Mining said: “The first commercial production of uranium with the SABRE technique marks a new chapter, allowing us to access and explore new territories. This innovation reinforces our commitment to delivering a reliable and responsible supply of natural uranium to nuclear power producers worldwide, supporting the generation of low-carbon electricity”.

Jim Corman, Orano Canada’s President and Chief Executive Officer, said, “Our long-term investment in R&D within Orano and the MLJV has culminated in the safe mining, milling and packaging of ore that in the past would have been deemed economically challenging to develop. We are pleased to be actively mining again at McClean Lake and I am so proud of the employees, contractors and partners, who have cohesively brought this mining method and project to life. It truly is an innovative and exciting time to be in the uranium industry.”

David Cates, Denison’s President and Chief Executive Officer, commented, “The successful commencement of SABRE mining at McClean North marks a significant milestone in the history of the MLJV, as the joint venture returns to active mining operations for the first time since 2008. Orano Canada is a world-class operator that has consistently demonstrated excellence in operation and innovation in Saskatchewan. We congratulate Orano on its leadership, long-term vision, and dedication to the development of the MLJV’s SABRE mining method and ultimately the commercialization of the technology through the deployment at McClean North.”

About SABRE

SABRE is the culmination of a mining equipment invention and development initiative that began in 2004 and concluded in 2021 with the completion of multi-year mining test program that successfully excavated approximately 1,500 tonnes of high-value ore. It is a non-entry, surface-based mining method that uses a high-pressure water jet placed at the bottom of a drill hole to excavate a mining cavity. The cuttings from the excavation process are then air lifted to surface, separated, and stockpiled. SABRE is viewed as an innovative mining method that has the potential to allow for access to relatively small high-grade orebodies in the Athabasca Basin that are either too small or too deep to be mined economically by conventional open-pit and/or underground mining methods.

SABRE is unique in that the mining method can be selective and scalable, which has the potential to provide superior flexibility when compared to conventional mining methods and is thus ideally suited to ever changing uranium market conditions – with an expected production ramp up of months instead of years. The SABRE method has environmental advantages when compared to conventional open pit or underground mining methods as a result of its less intrusive nature and smaller surface footprint.

Reduced water usage and power consumption also contribute to important reductions in greenhouse gas emissions and improved sustainability. Additionally, as a non-entry mining method, radiological exposure for mine workers is minimized.

Qualified Persons

For Orano Canada, the technical information in this release has been reviewed and approved by Mr. Louis-Pierre Gagnon, P. Eng., Director of Mining, Orano Canada Inc., who is a Qualified Person in accordance with the requirements of Canadian National Instrument 43-101 Mineral Disclosure Standards (“NI 43-101”).

For Denison, the technical information contained in this release has been reviewed and approved by Mr. Chad Sorba, P.Geo, Denison’s Vice President Technical Services & Project Evaluation, who is a Qualified Person in accordance with the requirements of NI 43-101.

About Orano Canada:

Headquartered in Saskatoon, Saskatchewan, Orano Canada Inc. is a leading producer of uranium, accounting for the processing of 16.9 million pounds of uranium concentrate in Canada in 2024. Orano has been exploring for, mining and milling uranium in Canada for more than 60 years. Orano Canada is the operator of the McClean Lake uranium mill and a major partner in the Cigar Lake, McArthur River and Key Lake operations. The company employs over 450 people in Saskatchewan, including about 375 at the McClean Lake operation where over 40% of employees are self-declared Indigenous. As a sustainable uranium producer, Orano Canada is committed to safety, environmental protection and contributing to the prosperity and well-being of neighbouring communities.

Orano Canada Inc. is a subsidiary of the multinational Orano group. As a recognized international operator in the field of nuclear materials, Orano delivers solutions to address present and future global energy and health challenges. Its expertise and mastery of cutting-edge technologies enable Orano to offer its customers high value-added products and services throughout the entire fuel cycle. Every day, the Orano group’s 17,000 employees draw on their skills, unwavering dedication to safety and constant quest for innovation, with the commitment to develop know-how in the transformation and control of nuclear materials, for the climate and for a healthy and resource-efficient world, now and tomorrow.

Visit Orano at www.oranocanada.com or follow us on LinkedIn, Facebook and Instagram: @oranocanada

About Denison

Denison is a leading uranium mining, development, and exploration company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. Denison has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. In mid-2023, the Phoenix feasibility study was completed for the Phoenix deposit as an ISR mining operation, and an update to the previously prepared 2018 Pre-Feasibility Study ('PFS') was completed for Wheeler River's Gryphon deposit as a conventional underground mining operation. Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world. Permitting efforts for the planned Phoenix ISR operation commenced in 2019 and several notable milestones were achieved in 2024 with the submission of federal licensing documents and the acceptance of the final form of the project’s Environmental Impact Statement by the Province of Saskatchewan and the Canadian Nuclear Safety Commission.

Denison's interests in Saskatchewan also include a 22.5% ownership interest in the MLJV, which includes the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the Midwest Joint Venture Midwest Main and Midwest A deposits, and a 70.55% interest in the Tthe Heldeth Túé ('THT') and Huskie deposits on the Waterbury Lake Property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, Denison has direct ownership interests in properties covering ~384,000 hectares in the Athabasca Basin region. Additionally, through its 50% ownership of JCU (Canada) Exploration Company, Limited ('JCU'), Denison holds interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118) and Christie Lake (JCU, 34.4508%).

In 2024, Denison celebrated its 70th year in uranium mining, exploration, and development, which began in 1954 with Denison’s first acquisition of mining claims in the Elliot Lake region of northern Ontario.

For more information, please contact

Orano Canada Inc.:

Carey Hyndman	(306) 343-4503
Manager, Communications and Stakeholder Engagement

Denison Mines Corp.:

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Orano and/or Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this press release contains forward-looking information pertaining to the current and future plans and objectives for use of the SABRE mining method; expectations regarding SABRE production at MLJV deposits; expectations with respect to Orano and/or Denison’s other projects, including exploration, development and/or mining thereof; expectations regarding the performance of the uranium market and global sentiment regarding nuclear energy; and expectations regarding Orano and/or Denison’s joint venture ownership interests.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. For example, the results and underlying assumptions and interpretations with respect to SABRE mining by the MLJV may not be maintained after further use at the applicable deposits. In addition, Orano may decide or otherwise be required to discontinue SABRE mining as currently anticipated. Orano and Denison believe that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Neither Orano nor Denison undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in expectations except as otherwise required by applicable legislation.